UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces the Status of a Transaction

There have been media reports that we are engaged in discussions for a potential transaction with PT GoTo Gojek Tokopedia Tbk. The parties are not involved in any discussions at this time and Grab has not entered into any definitive agreements. We will continue to maintain a high hurdle rate when deploying our capital, and will have a balanced approach to investing for organic, profitable growth, and be highly selective on inorganic opportunities, in line with our capital allocation framework. Indonesia continues to be an important country in serving our mission as we continue to outserve our Indonesian customers, driver- and merchant-partners.
Incorporation by Reference
This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Peter Oey_____________
Date: June 9, 2025		Name: Peter Oey
Title: Director and Chief Financial Officer